July 23, 2024

Swin Chatsuwan
Chief Executive Officer
Zapp Electric Vehicles Group Limited
87/1 Wireless Road
26/F Capital Tower
All Seasons Place
Lumpini, Patumwan
Bangkok 10330 Thailand

       Re: Zapp Electric Vehicles Group Limited
           Registration Statement on Form F-1
           Filed on July 19, 2024
           File No. 333-280921
Dear Swin Chatsuwan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Dorothee Fischer-Appelt